VectoIQ Acquisition Corp. II

1354 Flagler Drive

Mamaroneck, NY 10543

January 4, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Brigitte Lippmann

RE:	VectoIQ Acquisition Corp. II (the “Company”) Registration Statement on Form S-1 (File No. 333-251510) (the “Registration Statement”)

Dear Ms. Lippmann:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on January 6, 2021, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

VECTOIQ ACQUISITION CORP. II

By:	/s/ Stephen Girsky
Name: Stephen Girsky Title: Chief Executive Officer